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                                                                  EXHIBIT 99.4

                        Infosys Technologies Limited

                                          Annual General Meeting of Shareholders
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(Name of ADR holder)

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(Number of ADRs held)

Issues presented for consideration at     Voting Results
the Annual

General Meeting of Shareholders on 27
May  2000
                                              Affirmative   Negative   Abstained
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1.  To receive, consider and adopt the
    Balance Sheet as at March 31, 2000 and
    the Profit & Loss Account for the year
    ended on that date and the Report of
    Directors' and Auditors' thereon.

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2.  To declare a final dividend.

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3.  To appoint a director in place of
    Mr. Nandan M. Nilekani who retires by
    rotation and is eligible for
    re-election.

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4.  To appoint a director in place of
    Mr. K. Dinesh who retires by rotation
    and is eligible for re-election.

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5.  To consider the vacancy in the
    board due to the retirement of Mr. S.
    M. Datta who retires by rotation and
    does not seek re-election.

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6.  To appoint Auditors to hold office
    from the conclusion of this meeting
    until the conclusion of the next
    Annual General Meeting and to fix
    their remuneration.

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7.  Approval of the re-appointment of
    Mr. S. Gopalakrishnan as Deputy
    Managing Director for a further period
    of five years with effect from October
    18, 1999.

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8.  Approval of the appointment Mr.
    Philip Yeo as a Director of the
    company, liable to retire by rotation.

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9.  Approval that the consent of the
    company be accorded for increasing the
    maximum limit of the investment by
    Foreign Institutional Investors in the
    equity share capital of the company.

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10. Approval of the deletion of the
    existing Article `106' of the Articles
    of Association of the Company and the
    substitution in place and stead
    thereof the new Article `106'.

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11. Approval that, pursuant to Section
    258 and 259 and other applicable
    provisions, if any, of the Companies
    Act, 1956, the number of directors of
    the company be increased from twelve
    to eighteen.


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(Signature)
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